FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:                ALLIANT ENERGY CORPORATION
CENTRAL INDEX KEY:
STANDARD INDUSTRIAL CLASSIFICATION:    ELECTRIC AND OTHER SERVICES COMB. [4931]
IRS NUMBER:                            391380265
STATE OF INCORPORATION:                WI
FISCAL YEAR END:                       12/31

FILING VALUES:
FORM TYPE:                             35-CERT
SEC ACT:
SEC FILE NUMBER:                       070-10052
FILM NUMBER:

BUSINESS ADDRESS:
STREET 1:                              4902 N Biltmore Lane
CITY:                                  MADISON
STATE:                                 WI
ZIP:                                   53718
BUSINESS PHONE:                        608-458-3311

MAILING ADDRESS
STREET 1:                              P. O. BOX  77007
CITY:                                  MADISON
STATE:                                 WI
ZIP:                                   53707











                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
October 1, 2003 through December 31, 2003

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc.( "Services") that during the period from October 1, 2003 through December 31, 2003 (the "Reporting Period"):


1(a).Alliant Energy Corporation issued commercial paper as follows:

                    October            November           December          Quarter
                 -------------------------------------------------------------------------
Begin Balance     $    98,000,000     $   45,000,000      $      0       $    98,000,000
CP Issued         $ 1,454,000,000     $  176,000,000      $      0       $ 1,630,000,000
CP Matured        $ 1,507,000,000     $  221,000,000      $      0       $ 1,728,000,000
Ending Balance    $    45,000,000     $            0      $      0       $             0


1(b).Weighted Average for the interest rate for the period for short-term debt was as follows:

       October            1.650%
       November           1.650%
       December             N/A
       Quarter            1.652%


1(c).Alliant Energy Corporation borrowed from Banks as follows:

        N/A


1(d).The weighted average interest rate for the period for the bank borrowings was as follows:

        N/A


2(a).Interstate Power and Light Company issued commercial paper as follows:

                       October         November            December           Quarter
                 ---------------------------------------------------------------------------
Begin Balance     $     4,000,000     $   12,000,000      $ 177,721,000     $    4,000,000
CP Issued         $   155,000,000     $  420,000,000      $ 294,000,000     $  869,000,000
CP Matured        $   147,000,000     $  254,279,000      $ 364,221,000     $  765,500,000
Ending Balance    $    12,000,000     $  177,721,000      $ 107,500,000     $  107,500,000


2(b).Weighted Average for the interest rate for the period for short-term debt was as follows:

       October            1.136%
       November           1.159%
       December           1.186%
       Quarter            1.174%

3(a).For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                  Maximum
                 Maximum           Other          Maximum
                 Money Pool      Short-Term        Total          SEC
Company          Borrowings      Borrowings      Borrowings       Limit
--------------------------------------------------------------------------------
IPL (*)                   0     190,000,000      190,000,000     250,000,000
WP&L     (**)             0      42,000,000       42,000,000              NA
SERVICES (***)   61,158,687               0       61,158,687              NA


(*)  IPL ceased borrowing from the Money Pool as of October 11, 2002.

(**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

(***)Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


4. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 1.610%.


5. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                 Maximum         Maximum          Maximum
                 Loans to        Corporate        Short-Term           SEC
                 Money Pool      Borrowings       Borrowings          Limit
----------------------------------------------------------------------------------
AEC            $ 61,158,687     $ 61,841,313     $ 123,000,000     $1,000,000,000
_
_______________



     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.



  DATED:  February 12, 2004

                                 ALLIANT ENERGY CORPORATION
                                 INTERSTATE POWER AND LIGHT COMPANY
                                 ALLIANT ENERGY CORPORATE SERVICES INC.

                                 BY:  ALLIANT ENERGY CORPORATION


                            BY:   /s/ Thomas L Hanson
                                 ---------------------------------------
                                 Thomas L Hanson
                                 Vice President, Treasurer